UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. ___)*

Baltek Corporation
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

058822107
(CUSIP Number)

Alcan, Inc. 1188 Sherbrooke Street West Montreal, Quebec H3A 3G2 Canada Attention: Pierre Chenard, Esq.	Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Attention: Scott D. Miller, Esq.

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

March 5, 2003
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 058822107	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Alcan Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) [ ] (B) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,072,007 shares of Common Stock
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,072,007 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 46% of Common Stock*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
* Beneficial ownership of the Common Stock referred to herein is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Items 3, 4, 5 and 6 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Alcan Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this statement relates is the shares of Common Stock, par value $1.00 per share (the “Company Common Stock”), of Baltek Corporation., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 10 Fairway Court, Northvale, NJ 07647.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed by Alcan Inc., a Canadian company (“Alcan”). The address of Alcan’s principal business and principal office is 1188 Sherbrooke Street West, Montreal, Quebec H3A 3G2 Canada.

The principal business of Alcan is to act as the parent company of an international group involved in many aspects of the aluminum and packaging industries, the activities of which include bauxite mining, alumina refining, specialty chemicals, power generation, aluminum smelting, manufacturing, recycling and packaging, as well as research and development.

Schedule I, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each executive officer and director of Alcan: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

Neither Alcan, nor to the knowledge of Alcan, any of the individuals listed in Schedule I has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Alcan, the Company and Alcan Balcorp, Inc., a wholly-owned subsidiary of Alcan (“Merger Sub”), entered into an Agreement and Plan of Merger, dated as of March 5, 2003 (the “Merger Agreement”), which is incorporated herein by reference to Exhibit 2.1 hereto. The Merger Agreement provides, among other things, for the merger (the “Merger”) of Merger Sub with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of Alcan. Upon consummation of the Merger, which is subject to the approval of the Company’s stockholders, the receipt of regulatory approvals and the satisfaction or waiver of various conditions precedent, each issued and outstanding share of the Company Common Stock will be converted into, and become exchangeable for, the right to receive $15.17 in cash.

As an inducement for Alcan to enter into the Merger Agreement and in consideration thereof, each of Jacques Kohn, Jean Kohn, Bernard Kohn Revocable Living Trust and Bernard Kohn Irrevocable Descendants Trust, (each a “Stockholder” and, collectively, the “Stockholders”) entered into a Voting Agreement, dated as of March 5, 2003 (collectively, the “Voting Agreements”), with and for the benefit of Alcan. An aggregate of 1,072,007 shares of Company Common Stock are subject to the terms of the Voting Agreements.

None of the persons listed on Schedule I hereto will contribute any funds or other consideration towards the possible purchase of the shares of Company Common Stock reported in this statement.

No funds were borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 99.1 hereto.

ITEM 4.	PURPOSE OF TRANSACTION

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of Alcan. The information contained in Item 3 is incorporated herein by this reference.

Pursuant to the Voting Agreements, each Stockholder has agreed, among other things, to vote or to cause to be voted, or provide a consent with respect to, the shares of Company Common Stock of such Stockholder that are subject to the Voting Agreements (the “Subject Shares”) at any annual or special meeting of stockholders of the Company or action by written consent where such matters arise (a) in favor of the Merger and the Merger Agreement and approval of the terms thereof and (b) against, and that such Stockholder will not consent to, (i) approval of any Acquisition Proposal (as defined in the Merger Agreement) or any acquisition agreement or similar agreement related to an Acquisition Proposal, (ii) any change in the persons who constitute the Board of Directors of the Company that is not approved in advance by at least a majority of the persons who were directors of the Company as of March 5, 2003 (or their successors who were so approved) or (iii) any other action or proposal involving the Company or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. Pursuant to the Voting Agreements, each Stockholder granted to Alcan an irrevocable proxy and irrevocably appointed Alcan such Stockholder’s attorney and proxy to vote or, if applicable, to give consent with respect to, all of such Stockholder’s Subject Shares, with regard to any of the matters referred to in the immediately preceding sentence. In addition, subject to certain limited exceptions, each Stockholder has agreed not to sell, transfer, pledge or otherwise dispose of such Stockholder’s Subject Shares prior to the date of the meeting of stockholders of the Company, duly called, held and convened, at which the stockholders of the Company vote on the approval of the Merger and the Merger Agreement and the terms thereof.

Pursuant to the Voting Agreements, each Stockholder has also agreed that neither such Stockholder nor any of such Stockholder’s officers and directors shall, and that such Stockholder shall direct and use such Stockholder’s best efforts to cause such Stockholder’s employees, agents and representatives (including any investment banker, attorney or accountant retained by Stockholder) not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiries or the making of any Acquisition Proposal or (ii) engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise entertain or facilitate any effort or attempt to make or implement an Acquisition Proposal.

The purpose of entering into the Voting Agreements is to facilitate the approval of the Merger Agreement.

Following the Merger, Alcan intends to cause the Company Common Stock to be removed from quotation on the Nasdaq National Market System and to terminate the registration of Company Common Stock pursuant to section 12(g)(4) of the Act.

Pursuant to the terms of the Merger Agreement, the directors of Merger Sub immediately prior to the Effective Time will, from and after the Effective Time, be the directors of the Company until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal.

Except as set forth in this Report, neither Alcan, nor to the knowledge of Alcan, any of the persons listed on Schedule I hereto, has any present plans or intentions which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Alcan may determine at a future date to adopt plans or intentions different from those set forth herein, to the extent permitted by the Merger Agreement.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 99.1 hereto.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

The number of shares of Company Common Stock subject to the Voting Agreements, to which Alcan is a party, is 1,072,007, which, according to the Company, represents approximately 46% of the aggregate number of shares of the Company Common Stock issued and outstanding on March 5, 2003. Accordingly, Alcan may be deemed a beneficial owner of 1,072,007 shares of Company Common Stock, over which it shares voting power with the Stockholders. Alcan has neither sole nor shared dispositive power over the shares of Company Common Stock subject to the Voting Agreements and disclaims any beneficial ownership of the shares of Company Common Stock subject to the Voting Agreements.

Except as set forth in this statement, neither Alcan, nor, to the knowledge of Alcan, any of the persons listed on Schedule I, (i) beneficially owns any shares of Company Common Stock or (ii) has been party to any transaction in Company Common Stock during the past sixty days. Except as set forth in this statement, to the knowledge of Alcan, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

Schedule II, which is attached hereto and incorporated herein by reference, sets forth the following information with respect to each Stockholder: (i) name, (ii) business address, (iii) citizenship and (iv) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

To the knowledge of Alcan, none of the Stockholders has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 99.1 hereto.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Alcan and other persons named in Item 2 with respect to any securities of the Company other than the following:

(a) The Merger Agreement, under which, among other things, Merger Sub will merge with and into the Company, as a result of which the Company will become a wholly-owned subsidiary of Alcan. The information contained in Items 3 and 4 is incorporated herein by this reference.

(b) The Voting Agreements. The information contained in Items 3 and 4 is incorporated herein by this reference.

The foregoing discussion is qualified in its entirety by reference to the Merger Agreement and the Voting Agreements, the terms of each of which are incorporated herein by reference to Exhibits 2.1 and 99.1 hereto.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of March 5, 2003, among Baltek Corporation, Alcan Inc., and Alcan Balcorp, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Baltek Corporation on March 7, 2003).

99.1	Voting Agreement, dated as of March 5, 2003, among Alcan Inc. and each of Jacques Kohn, Jean Kohn, Bernard Kohn Revocable Living Trust and Bernard Kohn Irrevocable Descendants Trust (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Baltek Corporation on March 7, 2003).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 17, 2003

Alcan Inc.
By:	/s/ ROY MILLINGTON

	Name: Title:	Roy Millington Corporate Secretary

SCHEDULE I

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each director and executive officer of Alcan Inc. Unless otherwise indicated, the business address of each such person is c/o Alcan Inc, 1188 Sherbrooke St. West, Montreal, Quebec H3A 3G2 Canada. Except as indicated below, each of the individuals listed below is a Canadian citizen.

Name	Present Principal Occupation or Employment

Board of Directors
L. Yves Fortier	Chairman of the Board, Alcan Inc.
67 years old, Director since 2002
Chairman and Senior Partner, Ogilvy Renault
Former Ambassador and Permanent Representative of Canada to the United Nations
Governor, Hudson’s Bay Company
Director, DuPont Canada Inc., Groupe TVA Inc., Nortel Networks Corporation,
NOVA Chemicals Corporation and the Royal Bank of Canada
Clarence J. Chandran	53 years old, Director since 2001 Chairman, Chandran Family Foundation Former Chief Operating Officer, Nortel Networks Corporation Director, MDS Inc. and Sirific Wireless Corp.
Travis Engen[1]	President and Chief Executive Officer, Alcan Inc.
58 years old, Director since 1996
Member of the U.S. Government’s Defense Business Practice Implementation Board
Director, Lyondell Chemical Company, the International Aluminium Institute and the Canadian Council of Chief Executives
Roland Berger[2]	65 years old, Director since 2002 Chairman and global managing partner, Roland Berger Strategy Consultants
Brian M. Levitt	55 years old, Director since 2001 Montreal resident, Co-Chair of law firm Osler, Hoskin & Harcourt Director, BCE Inc., Domtar Limited and Cossette Communication Group
William R. Loomis, Jr.[1]	54 years old, Director since 2002 Limited Managing Director, Lazard LLC
J.E. Newall	67 years old, Director since 1985
Chairman and Director, NOVA Chemicals Corporation
Director, BCE Inc., Bell Canada, Canadian Pacific Ltd., Maple Leaf Foods Inc. and Royal Bank
Chairman of the Board of Governors, University of Calgary
Guy Saint-Pierre	68 years old, Director since 1994 Chairman, Royal Bank of Canada Director, BCE Inc., Bell Canada, General Motors of Canada
Gerhard Schulmeyer[2]	64 years old, Director since 1996
Professor, MIT Sloan School of Business
President, Gerhard, LLC
Chairman, Supervisory Board, Alcan Deutschland GmbH
Serves on the Supervisory Board of Thyssen-Bornemisza Holding N.V., the boards of Zurich F Services
Arthur D. Little, Inc., Ingram Micro, FirePond and Korn/Ferry as well as the International Adv Banco Santander Central Hispano
Paul M. Tellier	63 years old, Director since 1998 President and Chief Executive Officer, Canadian National Railway Company Director, Bombardier Inc., BCE Inc., Bell Canada and McCain Foods

_________________
1 U.S. citizenship.
2 German citizenship.

Executive Officers
Travis Engen	President and Chief Executive Officer,
Richard B. Evans[1]	Executive Vice President, Office of the President
Brian W. Sturgell[1]	Executive Vice President, Office of the President
Geoffery Merszei	Executive Vice President and Chief Financial Officer (CFO)
Cynthia Carroll[1]	Senior Vice President, President, Alcan Primary Metal Group
Michael Hanley	Senior Vice President, President, Alcan Bauxite, Alumina and Specialty Chemicals Group
Martha Finn Brooks[1]	Executive Vice President, President, Alcan Rolled Products Americas and Asia
Christopher Bark-Jones[1]	Senior Vice President, President, Alcan Rolled Products Europe
Kurt Wolfensberger[3]	Executive Vice President, President, Alcan Engineered Products Group
Armin Weinhold[2]	Executive Vice President, President, Alcan Packaging
David McAusland	Senior Vice President, Mergers & Acquisitions, Chief Legal Officer
Daniel Gagnier	Senior Vice President, Corporate and External Affairs
Gaston Ouellet	Senior Vice President, Human Resources
Glenn R. Lucas	Vice President and Treasurer
Thomas Harrington[1]	Vice President and Controller
Michel Jacques	Vice President, Strategic Management Support
Roy Millington	Corporate Secretary

_________________
3 Swiss citizenship.

SCHEDULE II

The following table sets forth the name and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted of each of the individuals with whom Alcan shares voting power over the Company Common Stock subject to the Voting Agreement. Unless otherwise indicated, the business address of each such person is c/o Baltek Corporation, 10 Fairway Court, Northvale, NJ 07647.

Name	Present Principal Occupations or Employment

Jacques Kohn	President and Chief Executive Officer, Baltek Corporation

Jean Kohn	Executive Vice President, Baltek Corporation

Bernard Kohn Revocable Living Trust	N/A

Bernard Kohn Irrevocable Descendants Trust	N/A

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description

2.1	Agreement and Plan of Merger, dated as of March 5, 2003, among Baltek Corporation, Alcan Inc., and Alcan Balcorp, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Baltek Corporation on March 7, 2003).

99.1	Voting Agreement, dated as of March 5, 2003, among Alcan Inc. and each of Jacques Kohn, Jean Kohn, the Bernard Kohn Revocable Living Trust and the Bernard Kohn Irrevocable Descendants Trust (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Baltek Corporation on March 7, 2003).